Rule 425
                                                 Filer:  UnionBanCal Corporation
                                                Issuer:  UnionBanCal Corporation
                                              Commission File Number:  001-15081



                                       August 6, 2002


Dear Valued Shareholder:

By now you may have heard that your Board has agreed to merge Valencia Bank & Trust with Union Bank of California, N.A., subject to your approval at a shareholders meeting to be scheduled in the near future.

The enclosed news release provides some information about the proposal, and you will receive detailed information in a proxy soliciting your vote regarding the sale, which has the full support of the Board of Directors of Valencia Bank.

The purpose of this letter is to express my deep appreciation to you for your support of Valencia Bank & Trust and its Board of Directors and management over the years.

Since Valencia Bank, with the backing of a group of local business leaders, opened its doors on October 15th of 1987, we have prospered while serving the public in Santa Clarita Valley, Lancaster and Palmdale. Through your ownership in Valencia Bank, you have helped to finance our enterprise, sharing the risks and the rewards. Your support over the years has been invaluable.

These have been exhilarating, educational and very fulfilling times for me personally. I hope you have enjoyed our mutual enterprise as much as I, and I wish you a future every bit as bright with promise as our shared past.

Thank you again for all your support.


Sincerely,

/s/ JOHN M. REARDON

John M. Reardon
President and Chief Executive Officer